Filed by Salisbury Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company Commission File No.: 001-14854

**** IMPORTANT REMINDER ****

Dear Salisbury Bancorp, Inc. Shareholder:

By now, you should have received your proxy materials for the 2023 Special Meeting of Salisbury Bancorp, Inc., which is scheduled to be held on April 12, 2023.

Your Board unanimously recommends that you vote for the merger with NBT Bank and for the other proposals on the agenda.

We ask that all shareholders, regardless of their share amount, vote their shares as soon as possible. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent.  If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY

Your vote is extremely important. The fastest and easiest way to vote is over the Internet or by telephone. Instructions on how to vote your shares over the Internet or telephone are enclosed with this letter.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the special meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Salisbury Bancorp, Inc., and for taking the time to vote your shares.

Important Additional Information and Where to Find It

In connection with the proposed transaction, NBT filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a proxy statement of Salisbury that also constitutes a prospectus of NBT (the “proxy statement/prospectus”), which proxy statement/prospectus was mailed or otherwise disseminated to Salisbury’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SALISBURY AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus and other relevant documents filed by NBT and Salisbury with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by NBT with the SEC are available free of charge on NBT’s website at www.nbtbancorp.com or by directing a request to NBT Bancorp Inc., 52 South Broad Street, Norwich, NY 13815, attention: Corporate Secretary, telephone (607) 337-6141. Copies of the documents filed by Salisbury with the SEC are available free of charge on Salisbury’s website at www.salisburybank.com or by directing a request to Salisbury Bancorp, Inc., 5 Bissell Street, P.O. Box 1868, Lakeville, CT 06039-1868, attention: Corporate Secretary, telephone (860) 453-3432.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

NBT and Salisbury and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about NBT’s executive officers and directors in NBT’s definitive proxy statement filed with the SEC on April 7, 2022. You can find information about Salisbury’s executive officers and directors in Salisbury’s definitive proxy statement filed with the SEC on April 8, 2022. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from NBT or Salisbury using the sources indicated above.

Forward Looking Statements

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about NBT and Salisbury and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding NBT’s or Salisbury’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to NBT or Salisbury, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.